SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May, 2011

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated estimated earnings results for the three months ended March 31, 2010 and 2011 as attached hereto.

Disclaimer:

The financial information relating to the consolidated results of operations of Korea Electric Power Corporation (“KEPCO”) for the first three months of 2010 and 2011 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a consolidated basis based on Korean IFRS. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual consolidated financial results of operations of KEPCO as of March 31, 2011, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

Korea Electric Power Corporation

PRELIMINARY CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

As of March 31, 2010 and 2011

(Unit : in billions of Korean Won)	1Q 2011	1Q 2010	Change
Operating revenues:	10,800	9,530	13.3%

Sale of electric power	10,302	9,209	11.9%
Other	498	321	55.1%

Operating expenses:	11,468	9,428	21.6%

Fuel	5,961	4,879	22.2%
Maintenance	352	294	19.4%
Depreciation	1,442	1,472	-2.0%
Purchased power	2,021	1,358	48.8%
Research and development	153	126	20.7%
Other	1,539	1,299	18.5%

Other revenues	197	191	2.8%

Other expenses	30	79	-62.7%

Operating income	-501	214	-334.0%

Finance income:	450	374	20.3%

Interest income	33	29	13.7%
FX related gain	401	344	16.6%
Other	16	1	1071.4%

Finance expenses:	702	826	-15.0%

Interest expense	511	503	1.6%
FX related loss	191	323	-40.9%
Other	—	—	—%

Equity income(loss) of affiliates, net	144	93	55.6%

Income(loss) before income tax	-608	-145	-320.2%

Income tax expenses(benefits)	-64	92	-170.1%

Net income(loss)	-544	-236	-130.1%

Non controlling interest	6	15	-62.1%

Controlling interest	-550	-252	-118.4%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Shin, Chang-keun
Name:	Shin, Chang-keun
Title:	Vice President

Date: May 25, 2011